Hedge Fund Guided Portfolio Solution
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

July 20, 2018
VIA EDGAR

David L. Orlic
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Hedge Fund Guided Portfolio Solution

File Nos. 333-224465 (Pre-Effective Amendment No. 2) & 811-23347 (Amendment No. 2)

Dear Mr. Orlic,
We have reviewed the Staff’s comments on the registration statement filed on Form N-2/A on July 6, 2018, (the “Registration Statement”) for the Hedge Fund Guided Portfolio Solution (the “Fund”) (accession number: 0000898432-18-000774).  Below is a summary of the comments you provided via a telephone conversation with Matt Rogers on Wednesday, July 18, 2018.  We respectfully submit this response letter on behalf of the Fund.
We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  The Fund is filing a request seeking effectiveness of its Registration Statement, as amended, on Tuesday, July 24, 2018, in conjunction with the filing of this pre-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.
Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.
Summary of Terms, page 1
1.
We note the use of the term “hedge fund” in the Fund’s name.  Please clarify how the Fund determines whether a limited liability private investment vehicle is classified as a “hedge fund” for purposes of pursuing its investment strategies.

Response: In response to this comment, the Fund has clarified how it determines whether an investment vehicle is a “hedge fund” and has added the following marked disclosure to the end of the first paragraph of “Summary of Terms — Investment Strategies”:
The Fund pursues its investment strategies principally through a multi-manager, multi-strategy program of investment in a group of limited liability private investment vehicles that are generally considered hedge funds (“Investment Funds”) managed by a select group of alternative asset managers that are unaffiliated with the Adviser (“Investment Managers”).  For purposes of the Fund’s name and its below investment policy with respect to Investment Funds, the Fund excludes from the term hedge fund private funds that primarily invest in private equity, such as private equity funds and venture funds.
Cover Page
2.	In footnote (1), please remove the language “subject to waiver by the Board of Trustees” in the second sentence.
Response: The Fund respectfully believes the requested change is unwarranted under the circumstances.  Supplementally, the Fund may serve as an investment option within allocation programs for Eligible Investor clients of financial intermediaries (an “Allocation Program”).  When such an intermediary’s client chooses to invest in an Allocation Program he or she typically will hold investments according to the Allocation Program’s recommended allocations. To the extent an investor does not invest an amount of money in the Allocation Program that, when allocated among investments in the Program, is sufficient to represent a $25,000 Investment in the Fund, the investor, absent the Board’s ability to waive a $25,000 minimum investment level, could not fulfill his or her intent when using the Allocation Program.  Similarly, the Fund may not be able to fulfill its designed role within such an Allocation Program.  Such a result would deny the investor their choice of allocated investments, against their determination to invest in the overall Allocation Program.
In light of such circumstances, there appear to be no legal or policy reasons to deny the Board of Trustee’s discretion, acting in its oversight role, to waive the otherwise applicable $25,000 minimum investment in the Fund.  This is particularly pressing in light of the absence of any support under the securities laws for Staff’s position on the overall investment minimum level.  Although the Fund has agreed to such a general minimum, we are aware of no provisions in law supporting any requirement for such limitation, the Staff’s position with respect to such a requirement or the elimination of the Trustee’s discretion with regard to a wavier of such requirement. In the absence of any articulated policy reasons for elimination of otherwise applicable Trustee discretion to waive the limitation, as well as a lack of any discernible public policy reason in support of denying an accredited investor’s ability to choose investments in a sophisticated Allocation Program according to the program’s recommendations, we believe the ability of the Trustees to waive the investment minimum is fully warranted under the applicable circumstances. Furthermore, we note that a number of funds that are substantially similar to the Fund have been granted the ability of the board to waive the minimum.
3.	Please add an additional cross-reference to a discussion of the risk of using leverage on the cover page.
Response: In response to this comment, the Fund has made the requested change.
Investing in Investment Funds involves special risks, including the following, page 6
4.
Under “Investing in Investment Funds involves special risks” please revise the second bullet point to state that the Fund will consider the investments of the Investment Funds when determining compliance with the Fund’s concentration policy.

Response: In response to this comment, the Fund has made the requested change.  The Fund has added the following disclosure to the end of the second bullet point:

The Fund will consider the investments of underlying Investment Funds when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.  The Fund will make reasonable efforts to obtain information about concentration of such underlying investments.
With respect to risk factors, the Fund discloses the information noted by the Staff under “Types of Investments and Related Risk Factors — Investment Fund Concentration Risk” on page 56.
Redemptions and Repurchases of Shares by the Fund, page 11
5.	Please confirm that there are no plans to repurchase Shares during the offering or within 60 days of the Fund commencing the offering of Shares.
Response:  Supplementally, the Fund confirms it has no plans to repurchase Shares within 60 days of the Fund commencing the offering of Shares.
6.
Please clarify the maximum amount of debt that may be incurred for the purpose of repurchasing Shares noting the restrictions imposed by the Investment Company Act of 1940, as amended, (the “1940 Act”).

Response: In response to this comment, the Fund has revised the noted disclosure.  The Fund has revised the final paragraph under “Summary of Terms - Redemptions and Repurchases of Shares by the Fund” as follows:
The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. Although the Fund does not anticipate borrowing at such levels, in all cases the ~~The~~ Fund will maintain continuous asset coverage for borrowings ~~(that is, total assets including borrowings, less liabilities exclusive of borrowings)~~ of 300% in compliance with the requirements of the 1940 Act.
Fundamental Policies and Restrictions, page 52
7.
Please clarify the disclosure as to whether the restriction in policy (1) also applies to any group of industries.  Please also revise to clarify how the Fund will consider the underlying investment of the Investment Funds and whether or not they are focused or concentrated in a single industry.

Response: In response to this comment, the Fund has made the requested change as noted below.
The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry, except that:  the Fund will invest 25% or more of the value of its total assets in Investment Funds, except during temporary adverse market conditions affecting Investment Funds in which the Fund ~~they~~ may invest, but will not invest 25% or more of the value of its total assets in Investment Funds that focus on investing in any single industry ~~or group of industries~~.  For the purpose of applying the 25% industry limitation, the Fund will consider the investments of underlying Investment Funds when determining compliance with this policy to the extent the Fund has sufficient information about such investments.  The Fund will make reasonable efforts to obtain information about concentration of such underlying investments.

8.	Please clarify the restriction in policy (2), which addresses senior securities representing stock, but contains exceptions relating to the borrowing of money.
Response:  In response to this comment, the Fund has revised the disclosure in (2).  The Fund notes that Section 8(b)(1)(B) of the 1940 Act requires a registrant to disclose its policy on borrowing money, and Section 8(b)(1)(C) of the 1940 Act requires a registrant to disclose its policy on issuance of senior securities.  The Fund, like many other registrants, combines both within a single policy, and believes it has satisfied such requirements.  For clarity, the Fund has revised the disclosure in (2) as follows:
The Fund will not issue senior securities, including senior securities representing stock, except to the extent permitted by the 1940 Act.  The Fund may (a) borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions, and (b) the Fund may borrow money for temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares.
Repurchases of Shares, page 105
9.
Please advise as to how the Fund will comply with Rule 13e-4(f)(3) of the Securities Exchange Act of 1934, as amended, by clarifying how the Fund will comply with this requirement if a Shareholder tenders for repurchase only a portion of such Shares, and this results in the Shareholder owning less than the minimum balance required for remaining Shares.

Response: In the case of an oversubscribed repurchase offer, as noted, Rule 13e-4(f)(3) requires pro rata acceptance, subject to two exceptions.  To the extent that application of such a pro rata reduction, absent applicability of the noted exceptions, would result in the investor owning less than the minimum balance, the Fund’s current disclosure states “In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount.”  The Fund believes the existing disclosure addresses the comment by indicating that the Fund would apply 13e-4(f)(3) as required and, to the extent the result would be a small account, waive the minimum for such an investor subject to such reduction.
Report of Independent Registered Public Accounting Firm
10.	Please include the applicable city and state with the auditor’s opinion.
Response: When converted for filing, the exhibit’s letterhead containing the noted information was inadvertently lost.  The requested change will be made.
Exhibits
11.
Please revise the third paragraph of the legal opinion to clarify which items are subject to the limitations of the Registration Statement.  Please see Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011 for additional guidance.

Response: The requested change will be made.

Undertakings
12.	Please tell us how it was determined that undertaking (1) is not applicable.
Response:  The Fund will make a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.  As with other similar registrants, the Fund has determined that the undertaking is inapplicable.  The undertaking in Item 34(1) is designed for and applicable to a traditional closed-end fund conducting an initial public offering in which the issuer sells a fixed amount of shares at a fixed price per share through an underwriter (and syndicate) selling such shares on a firm-commitment basis. In such an underwriting, shares are subscribed for at the initial offering price and purchased from the issuer by the underwriters at the initial closing and, subject to exercise by the underwriters of any overallotment option (known colloquially as the “green shoe”), at a second closing shortly thereafter. Such sale occurs at the offering price, not at the fund’s NAV.  In such a circumstance, the undertaking requires that subsequent to the effective date the fund update its registration statement in the event of a significant change in its NAV, which after commencement of operations is no longer the purchase price per share. Entirely differently, the Fund and all similar funds, as disclosed, sell shares only at current NAV and not in firm-commitment underwritings, so that an underwriter exercising an overallotment option cannot exist under a Rule 415 offering. As such, the undertaking in Item 34(1) is not applicable for the Fund, and the Fund’s registration statement could require no change as it states sales occur at current NAV, which may vary.
Thank you for your attention in these matters.  If you have any questions, you may reach Matt Rogers at 617-951-9417, or George Zornada at 617-261-3231.
Sincerely,
/s/ George Zornada George Zornada